

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 28, 2006

Mr. Jon A. Douglas
Northgate Minerals Corporation
18 King Street East, Suite 1602
Toronto, Ontario
Canada M5C1C4

      Re: **Northgate Minerals Corporation**
              Form 40-F for Fiscal Year Ended December 31, 2005
              Filed March 29, 2006
              File No. 1-06138

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.1 Annual Information Form, page 19

1.   Please tell us how you have defined the NSR calculation and explain the
        differences in reserve estimates you report for the Kemess North Pit proven and
        probable reserves on this page and the reserve estimates found in the 2005 Annual
        Report on page 13.

Exhibit 99.3 Annual Report 2005

Mineral Reserves and Resources, page 13

2.   As you know, the cutoff grade is a critical component when used to determine
        reserve quantities and when evaluating the potential of the mineral properties.
        Tell us how the NSR cutoff grade that you disclose of $2.20 compares to the
        "internal" or "marginal" cutoff grade, as well as the "breakeven," "full cost" and
        "mining" cutoff grades for the property. A Copper Equivalent cutoff grade may
        also be used. Please submit a schedule showing the operating costs used to
        determine the cutoff grade estimates at each class, along with your calculations,
        and a description of the parameters used.

        It should be clear whether the cutoff grade or tenor used has yielded a measure of
        mineral resources that have reasonable prospects for economic extraction and
        which realistically reflects the location, deposit scale, continuity, assumed mining
        method, metallurgical processes, costs, and reasonable metal prices.

        If you have not reflected all costs of mining, processing and administration in
        your NSR values, please submit a schedule showing that portion of your reserve
        estimates that would be appropriately considered economical to produce; as well
        as any additional information that you believe would be helpful in understanding
        your approach.

Gold and Copper Markets, page 17

3.   Copper Toll Charges and Refining Charges (TCRC) usually include a price
        participation clause, whereas the smelting and refining companies receive
        additional revenue by sharing a percentage of the variance between the LME
        price and a contracted copper price with the concentrate owner, the standards
        currently being 10% and $0.90, respectively.

Provide us with details of any similar arrangements that you have in your smelting contracts, explain the extent to which you reflected the related costs in your NSR cut-off grade, and the implications on the resource quantities disclosed if such costs are not taken fully into account.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief